ADDENDUM TO

INVESTMENT ADVISORY AGREEMENT

CALVERT SOCIAL INVESTMENT FUND

Enhanced Equity Portfolio

Calvert Asset Management Company, Inc., as the investment advisor to the Calvert Social Investment Fund, hereby agrees to waive 0.10% of its annual advisory fee, as computed daily and payable monthly, based on the average daily net assets of the Enhanced Equity Portfolio series of Calvert Social Investment Fund.

Date: November 20, 2009

Attest:	CALVERT ASSET MANAGEMENT COMPANY, INC.

By:____________________	By: _________________________________
Name: Ronald M. Wolfsheimer Title: Senior Vice President and Chief Financial Officer

NOTE: This waiver is voluntary on the part of the investment advisor.